SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   January 4, 2006

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	IRS Employer Identification Number
1-40	Pacific Enterprises (A California Corporation) 555 West Fifth Street Los Angeles, California 90013 (213) 244-1200	94-0743670
1-1402	Southern California Gas Company (A California Corporation) 555 West Fifth Street Los Angeles, California 90013 (213) 244-1200	95-1240705

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORM 8-K

The following information supplements and should be read in conjunction with the related information contained in the following reports filed by the Registrants with the Securities and Exchange Commission: Annual Report on Form 10-K for the year ended December 31, 2004; Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005; and Current Reports on 8-K filed on November 15, 17 and 23, 2005.

Item 1.01   Entry into a Material Definitive Agreement.

Agreements to Settle, Subject to Court Approval, Certain California Energy Crisis Legal Proceedings

As previously reported, the California energy crisis of 2000 and 200l has generated numerous lawsuits, governmental investigations and regulatory proceedings involving numerous energy companies, including Sempra Energy and its subsidiaries.

On January 4, 2006, Sempra Energy and various of its subsidiaries, including Southern California Gas Company (SoCalGas) and San Diego Gas & Electric Company (SDG&E), announced agreements to settle, subject to court approval, certain antitrust and unfair competition litigation arising out of the California energy crisis. Sempra Energy and its subsidiaries vigorously deny any wrongdoing alleged in the litigation but have concluded that the settlements are desirable to avoid the substantial burdens and uncertainties inherent in complex business litigation.

 The principal terms of the settlements are briefly summarized below. The summary is not intended to be complete and is qualified in its entirety by reference to the Settlement Agreements filed as exhibits to this report.

Litigation to be Settled

The settlements would fully resolve the following proceedings:

- *Continental Forge Antitrust Litigation*. California class action antitrust and unfair competition litigation filed against Sempra Energy, SoCalGas and SDG&E alleging that they conspired to restrict natural gas supplies to California and claiming damages of $23 billion (after applicable trebling) for which an initial jury trial began in October 2005.

- *Nevada Antitrust Litigation.* Class action unfair competition litigation filed against Sempra Energy, SoCalGas and SDG&E by the Attorney General of Nevada with allegations similar to those of the Continental Forge antitrust litigation.

- *California Class Action Price Reporting Litigation.* California class action antitrust and unfair competition litigation filed against Sempra Energy and Sempra Energy Trading Corp. alleging that they conspired to manipulate the price of natural gas through price misreporting and engaged in wash trade transactions.

The settlement of the Continental Forge and California class action price reporting litigation is subject to the approval of the San Diego County Superior Court and the settlement of the Nevada antitrust litigation is subject to approval by the Nevada Clark County District Court. The settlement of the Continental Forge and California class action price reporting litigation is also subject to approval by the Los Angeles City Council, whose approval is expected later this month. Court approvals of the settlements are expected by the end of the second quarter of 2006.

The settlements do not require approval by the California Public Utilities Commission (CPUC), the California Department of Water Resources (CDWR) or any other governmental or regulatory agency.

Settlement Consideration

- *Cash Payments*

As consideration for the settlements, Sempra Energy and its subsidiaries will make cash payments in installments aggregating approximately $377 million, of which approximately $347 million relates to the Continental Forge and California class action price reporting litigation and $30 million relates to the Nevada antitrust litigation.

Of the $377 million, $83 million will be paid within thirty days of final approval of the settlement by the San Diego County Superior Court and an additional $83 million will be paid on the first anniversary of that approval. Of the remaining amount, $27.3 million will be paid on the closing date of the settlement and $26.3 million will be paid on each successive anniversary of the closing date through the seventh anniversary of the closing date.

At its option and at any time after the first anniversary of the closing date, Sempra Energy may prepay all or any portion of remaining unpaid settlement amounts at a discount rate of 7%, with any partial prepayment applied to and reducing each remaining payment on an equal and proportionate basis.

- *Other Consideration*

Sempra Energy and its subsidiaries will provide the additional consideration briefly summarized below for the settlement of the Continental Forge and California class action price reporting litigation. No additional consideration will be provided for the settlement of the Nevada antitrust litigation.

CDWR Contract Price Discount and Limitation on Delivery Point Flexibility

Sempra Generation, an electric power generation subsidiary of Sempra Energy, will unilaterally reduce the price it charges for electricity under its long-term power supply contract with the CDWR in the form of a $4.15 per megawatt-hour discount to its energy charge effective for deliveries after December 31, 2005. Based on the expected volumes of power to be delivered under the CDWR contract, the discount in power prices provided by the settlement has potential value aggregating $300 million over the remaining six-year term of the contract.

In lieu of continuing to provide a discount under its contract with the CDWR, Sempra Generation may elect, at the end of any calendar month, to make a one- time payment to the Continental Forge litigation settlement fund equal to the present value of a stream of payments of approximately $4.35 million per month over the remaining term of the contract using a 7% annualized discount rate.

The discount in power prices provided by the settlement will be reduced by any amount in excess of $150 million that Sempra Generation is ordered to pay or incurs (through contract interpretations or otherwise) as a monetary award, as reduced future revenues or profits, or as increased future costs (other than those resulting from the limitations on delivery point flexibility discussed below) in connection with arbitration proceedings relating to its contract with the CDWR.

Sempra Generation will also deliver all power that it provides under the CDWR contract at fewer delivery points than permitted by the contract.

LNG and Gas Operations in Mexico

Sempra Energy subsidiaries will sell to SDG&E and SoCalGas re-gasified liquefied natural gas from Sempra Energy's liquefied natural gas terminal facility being constructed in Baja California, Mexico at the California border price minus $0.02. The volumes to be purchased and sold will be up to 500 million cubic feet per day that Sempra Energy subsidiaries currently have contractual rights to purchase and that is not delivered or sold to Mexican entities. Purchases will be for twenty consecutive one-year terms and will be subject to annual approval by the CPUC.

Sempra Energy subsidiaries will not hold more firm delivery capacity on natural gas pipelines in Baja California than appropriate to meet their delivery obligations.

California Utility Operations

SoCalGas and SDG&E will seek approval from the CPUC to integrate their natural gas transmission facilities. They will also seek CPUC approval to develop both firm, tradable natural gas receipt point rights for access to their combined intrastate transmission system and firm storage capacity rights on SoCalGas' underground natural gas storage system. These would enable firm rights holders to receive natural gas at contractual receipt points and to transport it anywhere on the SoCalGas and SDG&E systems.

SoCalGas and SDG&E will also propose for CPUC approval the combination of the core procurement activities of the two utilities, along with various mechanisms and procedures for greater transparency and oversight of natural gas procurement operations.

The effectiveness of the Settlement Agreement is not subject to the receipt of these or any other approvals of the CPUC.

* * * * * * * * *

Sempra Energy will record an after-tax charge of $100 million for the quarter ended December 31, 2005 (all of which will be recorded at the parent company) to provide additional reserves to reflect the costs of the settlements that exceed amounts previously reserved. The additional and previously reserved amounts for the litigation being settled aggregate $580 million (including $75 million at SDG&E and $150 million at SoCalGas) and fully provide for the present value of both the cash amounts to be paid in the settlements and the price discount to be provided on electricity expected to be delivered under the CDWR contract. As a result of reflecting the price discount of the CDWR contract in 2005, earnings reported on the CDWR contract for subsequent years will reflect original rather than discounted power prices.

Additional legal proceedings involving Sempra Energy and its subsidiaries, including other proceedings relating to the California energy crisis, are described in reports filed with the Securities and Exchange Commission. Reserves for additional energy crisis legal proceedings aggregated $130 million (all of which is recorded at Sempra Energy and its non-utility subsidiaries) at December 31, 2005.

Item 2.02   Results of Operations and Financial Condition

On January 4, 2006, Sempra Energy issued a press release announcing the settlements summarized in Item 1.01 of this Current Report and the effect of the settlements on results of operations and financial condition for the quarter and year ended December 31, 2005. The press release has been posted on Sempra Energy's website (www.sempra.com) and a copy is attached as Exhibit 99.3.

The information furnished in this Item 2.02 and in Exhibit 99.3 shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference in any filing with the Securities and Exchange Commission, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1 -- Form of Continental Forge and California Class Action Price
Reporting Settlement Agreement dated as of January 4, 2006.

Exhibit 99.2 -- Form of Nevada Antitrust Settlement Agreement dated as of
January 4, 2006.

Exhibit 99.3 -- Sempra Energy Press Release issued on January 4, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pacific Enterprises

Date: January 4, 2006   By: /s/ S.D. Davis

                                         S.D. Davis
                                         Sr. Vice President and Chief Financial
                                         Officer

Southern California Gas Company

Date: January 4, 2006   By: /s/ S.D. Davis

                                         S.D. Davis
                                         Sr. Vice President-External Relations
                                         and Chief Financial Officer